As filed with the U.S. Securities and Exchange Commission on June 14, 2022.

Registration No. 333-220074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY GLOBAL DEPOSITARY RECEIPTS

Cablevisión Holding S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

The Republic of Argentina

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, NY, 10005

Telephone: +1-212-894-8940

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing

☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Global Depositary Shares evidenced by Global Depositary Receipts, each Global Depositary Share representing one (1) class B share of common stock of Cablevisión Holding S.A.	N/A	N/A	N/A	N/A
(1)	Each unit represents one Global Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of Global Depositary Receipts evidencing Global Depositary Shares.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall become effective on such date as the Commission, acting pursuant to said Section 8(c), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of Global Depositary Receipt (“GDR” or “Global Depositary Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of Global Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of Global Depositary Receipt
(2)	Title of Global Depositary Receipts and identity of deposited securities		Face of Global Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of Global Depositary Shares	Face of Global Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
	(viii)	Rights of holders of GDRs to inspect the transfer books of the Depositary and the list of Holders of GDRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
	(x)	Limitation upon the liability of the Depositary	Paragraphs (14), (17), (19) and (20)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of Global Depositary Receipt Filed Herewith as Prospectus

Cablevisión Holding S.A. (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Website or through an electronic information delivery system generally available to the public in its primary trading market As of the date hereof, the Company’s Internet Website is located at www.cablevisionholding.com.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Cablevisión Holding S.A., JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of Global Depositary Receipts (“GDRs”) issued thereunder (as from time to time amended, the “Deposit Agreement”), including the Form of GDR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the Global Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Global Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an Global Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement among Cablevisión Holding S.A., JPMorgan Chase Bank, N.A., as depositary, and all Holders from time to time of Global Depositary Receipts (“GDRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 14, 2022.

Legal entity created by the Deposit Agreement for the issuance of GDRs evidencing Global Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

	By:	/s/ Lisa M. Hayes
Name: Lisa M. Hayes
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cablevisión Holding S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Republic of Argentina, on June 14, 2022.

Cablevisión Holding S.A.

By:	/s/ Sebastián Bardengo
Name: Sebastián Bardengo
Title: President

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sebastian Bardengo and Samantha Lee Olivieri, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons on June 14, 2022, in the capacities indicated.

SIGNATURES

	Signature	Title

/s/ Sebastián Bardengo	President and Director
Sebastián Bardengo	(principal executive officer and principal financial and accounting officer)

/s/ Marcela Noble Herrera	Director
Marcela Noble Herrera

/s/ Antonio Román Aranda	Director
Antonio Román Aranda

/s/ Nelson Damián Pozzoli	Director
Nelson Damián Pozzoli

/s/ Sebastián Salaber	Director
Sebastián Salaber

/s/ Gonzalo Blaquier	Director
Gonzalo Blaquier

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cablevisión Holding S.A., has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in The City of Newark, Delaware, on June 14, 2022.

Authorized U.S. Representative

By:	Puglisi & Associates

	By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Amended and Restated Deposit Agreement among Cablevisión Holding S.A., JPMorgan Chase Bank, N.A., as depositary, and all Holders from time to time of Global Depositary Receipts (“GDRs”) issued thereunder, including the Form of GDR attached as Exhibit A thereto.